Consent of Independent Registered Public Accounting Firm

To the Shareholders and Board of Trustees

AIM Sector Funds (Invesco Sector Funds):

We consent to the use of our reports dated June 25, 2019, with respect to the financial statements and financial highlights of Invesco Oppenheimer Small Cap Value Fund and Invesco OFI Pictet Global Environmental Solutions Fund, each a series of AIM Sector Funds (Invesco Sector Funds) and formerly known as Oppenheimer Small Cap Value Fund and OFI Pictet Global Environmental Solutions Fund, respectively, as of April 30, 2019, each incorporated by reference herein, and to the references to our firm under the headings Financial Highlights in the Prospectuses, and Independent Registered Public Accounting Firm in the Statement of Additional Information.

/s/ KPMG LLP
KPMG LLP

Denver, Colorado

August 26, 2019